Exhibit 99.2

Execution Copy

BROOKFIELD INFRASTRUCTURE L.P.

FIRST AMENDMENT TO THE
THIRD AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Third Amended and Restated Limited Partnership Agreement dated as of March 28, 2014 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 12th day of March, 2015, by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Managing General Partner desires to amend the Agreement to allow for preferred limited partnership interests in the Partnership and to create a class of such preferred limited partnership interests having the rights and restrictions set out in Schedule A to this Amendment;

AND WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 17.1.6 of the Agreement, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

(a)                                 Section 1.1.3 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Third Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 12, 2015;

(b)                                 Section 1.1.13 is hereby deleted in its entirety and replaced with the following:

“BIP Unit” is an Equity Unit (as that term is defined in the BIP Partnership Agreement) in BIP;

(c)                                  Section 1.1.18 is hereby deleted in its entirety and replaced with the following:

“Capital Amount” means, as of December 4, 2007 and with respect to each Unit and General Partner Unit, $27.9477 and with respect to each Preferred Unit means the issue price therefore; provided, however, that the Capital Amount with respect to each Unit and Managing General Partner Unit shall thereafter be adjusted as provided in Section 3.6.3;

(d)                                 Section 1.1.42.2 is hereby deleted in its entirety and replaced with the following:

1.1.42.2                                      The Gross Asset Value of all Assets (i) shall be adjusted to equal their respective gross fair market values, as determined by the Managing General Partner, effective as of the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution, unless the Managing General Partner reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and (ii) may be so adjusted, as determined by the Managing General Partner, as of the following times: (a) the distribution by the Partnership to the Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (b) the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a Partner capacity, or by a new Partner acting in a Partner capacity or in anticipation of becoming a Partner; (c) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and (d) the reclassification of Series 1 Preferred Limited Partnership Units into Series 2 Preferred Limited Partnership Units or the reclassification of Series 2 Preferred Limited Partnership Units into Series 1 Preferred Limited Partnership Units (in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s));  provided, however, that the adjustments pursuant to clauses (ii)(a), (ii)(b), and (ii)(d) above shall be made only if the Managing General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and

(e)                                  Section 1.1.60 is hereby deleted in its entirety and replaced with the following:

“Limited Partner” means a Person beneficially owning a Unit, without regard to the Record Holder (unless the Record Holder is such Person), and includes holders of Special Limited Partner Units, Redemption-Exchange Units and Preferred Units;

(f)                                   Section 1.1.81 is hereby deleted in its entirety and replaced with the following:

“Partnership Interest” means any partnership interest, including any Managing General Partner Unit, Special Limited Partner Unit, Redemption-Exchange Unit or Preferred Unit;

(g)                                  Section 1.1.83 is hereby deleted in its entirety and replaced with the following:

“Percentage Interest” means, as of the date of such determination, (i) as to any Partner other than in respect of Preferred Units held by them, the quotient of the number of Partnership Interests other than Preferred Units held by such Partner divided by the total number of all Partnership Interests other than Preferred Units then Outstanding, expressed as a percentage, and (ii) as to any Preferred Unitholder in respect of Preferred Units held by them, the Percentage Interest shall at all times be zero;

(h)                                 Section 1.1.110 is hereby deleted in its entirety and replaced with the following:

“Unit” means any Equity Unit or Preferred Unit;

(i)                                     Section 1.1.113 is hereby deleted in its entirety and replaced with the following:

“Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit or Managing General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit or Managing General Partner Unit pursuant to Section 5.2.3 or Section 16.3.3.3.2 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; and

(j)                                    Section 1.1 is hereby amended by adding the following definitions:

1.1.30.1                                      “Equity Unit” means any Special Limited Partner Unit or Redemption-Exchange Unit;

1.1.84.1                                      “Preferred Unit” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Preferred Units from time to time, with the specific terms of each class of Preferred Units to be set out in a Schedule to this Agreement, including the Class A Preferred Limited Partnership Units the terms of which are set out in Schedule A to this Agreement;

1.1.84.2                                      “Preferred Unitholder” means a holder of Preferred Units;

2.                                      Amendments to Article 3

(a)                                 Section 3.6.1 is hereby deleted in its entirety and replaced with the following:

Subject to the terms of any Preferred Units then Outstanding, the Partnership may issue additional Partnership Interests (including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose (including in connection with any distribution reinvestment plan and any payment of an Incentive Distribution pursuant to Section 5.5) at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing General Partner shall determine in its sole discretion, all without the approval of any Limited Partners.

(b)                                 Section 3.6.3 is hereby deleted in its entirety and replaced with the following:

If the Managing General Partner deems it necessary or advisable so as to preserve the economic preferences and rights of the Partners, upon or with respect to any issuance of additional Units or Managing General Partner Units (whether in connection with the issuance of Managing General Partner Units pursuant to Section 3.10 or otherwise), the Managing General Partner may (subject to Section 11 of the Limited Partnership Act) adjust (which adjustment may be upward or downward) the Capital Amount attributable to each Equity Unit and Managing General Partner Unit Outstanding prior to such issuance of new Units or Managing General Partner Units to equal the amount that would be distributed pursuant to Section 16.3.3 in respect of such Equity Unit or Managing General Partner Unit (as applicable) assuming the Partnership were liquidated at the end of the day immediately prior to such issuance of new Units or Managing General Partners Units.

3.                                      Amendments to Article 4

(a)                                 Section 4.8.1 is hereby deleted in its entirety and replaced with the following:

The Income for Canadian Tax Purposes for a given fiscal year of the Partnership will be allocated to each Partner in an amount calculated by multiplying the Income for Canadian Tax Purposes by a fraction, the numerator of which is the sum of the distributions received by such Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by the Partnership to Partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of the Partnership where the General Partner determines that the inclusion of such distributions would result in a Preferred Unitholder being allocated more income than it would have if the distributions were paid in the fiscal year of the Partnership in which they were accrued. Generally, the source and character of items of income so allocated to a Partner with respect to a fiscal year of the Partnership will be the same source and character as the distributions received by such Partner with respect to such fiscal year.

(b)                                 Section 4.8.2 is hereby deleted in its entirety and replaced with the following:

If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the income, or loss, as the case may be, for purposes of the Income Tax Act of the Partnership for such fiscal year, will be allocated to the Partners of record at the end of each Quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of Preferred Units held by them on each such date, such amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, as the General Partner determines is reasonable in the circumstances having regard to such factors as the General Partner considers to be relevant, including, the relative Capital Amount of the Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units as compared to all other Units, and (ii) to the Partners other than in respect of Preferred Units the remaining amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, pro rata to their respective Percentage Interests at each such date.  To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Partnership Interests before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a Partner at the end of each Quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such Quarter.

4.                                      Amendments to Article 5

(a)                                 Section 5.1 is hereby deleted in its entirety and replaced with the following:

Subject to this Article 5 and Section 16.3.3, the Managing General Partner may in its sole discretion make distributions at any time or from time to time to the Partners in accordance with this Agreement.  Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.  For the avoidance of doubt, BIP, the Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash in order to make a distribution. The amount of Taxes withheld or paid by the Partnership or another member of the BIP Group in respect of taxable income allocated to a Partner shall be treated as a distribution to such Partner.

(b)                                 Section 5.2.2 is hereby deleted in its entirety and replaced with the following:

5.2.2.                  Subject to Section 5.2.3, any distributions of Available Cash made by the Partnership with respect to any Quarter shall be distributed:

5.2.2.1 first, 100% to BIP until there has been distributed pursuant to this Section 5.2.2.1 an amount equal to the amount of BIP’s outlays and expenses for the Quarter properly incurred;

5.2.2.2 second, 100% to all Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding) until there has been distributed pursuant to this Section 5.2.2.2 in respect of each Preferred Unit Outstanding as of the last day of such Quarter an amount equal to all preferential distributions to which the Preferred Unitholders are entitled under the terms of the Preferred Units then Outstanding (including any Excess Distribution (within the meaning of Schedule A) and any outstanding accrued and unpaid preferential distributions from prior periods);

5.2.2.3 third, 100% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 5.2.2.3 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the First Distribution Threshold;

5.2.2.4 fourth, (i) 85% to all the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 15% to the Special Limited Partner until there has been distributed pursuant to this Section 5.2.2.4 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the excess of (a) the Second Distribution Threshold over (b) the First Distribution Threshold; and

5.2.2.5 thereafter, (i) 75% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 25% to the Special Limited Partner.

(c)                                  5.2.3 is hereby deleted in its entirety and replaced with the following:

5.2.3.                  Subject to the terms of any Preferred Units then Outstanding, Available Cash that is deemed by the Managing General Partner to be cash from Interim Capital Transactions and representative of unrecovered capital (“Capital Surplus”) shall be distributed:

5.2.3.1 first, to Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero; and

5.2.3.2 thereafter, in accordance with Section 5.2.2.

(d)                                 Sections 5.4.2 and 5.5 are hereby amended by replacing the references to Section 5.2.2.3 and Section 5.2.2.4 with references to Section 5.2.2.4 and 5.2.2.5, respectively.

5.                                      Amendments to Article 8

(a)                                 The heading to Section 8.1 is hereby deleted in its entirety and replaced with the following:

BIP Unit Reorganization

(b)                                 The heading to Section 8.2 is hereby deleted in its entirety and replaced with the following:

BIP Unit Reclassification

6.                                      Amendments to Article 9

(a)                                 Section 9.2 is hereby deleted in its entirety and replaced with the following:

Except as provided in Article 16 and Article 18, the Managing General Partner may not cause the Partnership to sell, exchange or otherwise dispose of all or substantially all of the BIP Group’s assets or the Assets, taken as a whole, in a single transaction or a series of related transactions without the prior approval of the holders of a majority of the voting power of Outstanding Equity Units; provided however that this provision shall not preclude or limit the Managing General Partner’s ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the BIP Group or the Assets (including for the benefit of Persons other than members of the BIP Group, including Affiliates of the Managing General Partner) and shall not apply to any forced sale of any or all of the assets of the BIP Group or the Assets pursuant to the foreclosure of, or other realization upon, any such encumbrance. The Managing General Partner shall not, on behalf of the Partnership, except as permitted under Section 13.6, Section 15.1 and Section 15.1.4, elect or cause the Partnership to elect a successor general partner of the Partnership.

7.                                      Amendments to Article 15

(a)                                 Section 15.1.4 is hereby deleted in its entirety and replaced with the following:

If the Managing General Partner gives a notice of withdrawal pursuant to Sections 15.1.1.1 or 15.1.2, holders of at least a majority of the voting power of the Special Limited Partner Units may, prior to the effective date of such withdrawal, elect a successor general partner.  If, prior to the effective date of the Managing General Partner’s withdrawal, a successor is not selected by the holders of Special Limited Partner Units as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel in accordance with Section 13.6.1, the Partnership shall be dissolved in accordance with Article 16.  Any such successor general partner shall be subject to the provisions of Section 14.2.

(b)                                 Section 15.2.3 is hereby deleted in its entirety and replaced with the following:

If the Managing General Partner Units are not acquired in the manner set forth in Section 15.2.1, the Departing Managing General Partner shall become a Limited Partner and its Managing General Partner Units shall be converted into Equity Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 15.2.1, without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor).

8.                                      Amendments to Article 16

(a)                                 Section 16.3.3 is hereby deleted in its entirety and replaced with the following:

16.3.3. by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation), all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 16.3.2 shall be distributed to the Partners as provided in this Section 16.3.3:

16.3.3.1                                      an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has not been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.2 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.2                                      only if there are no Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.3 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3                                      all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.3.1                                          first, 100% to BIP until BIP has received pursuant to this Section 16.3.3.3.1 an amount equal to the excess of (1) the amount of BIP’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BIP pursuant to Section 5.2.2.1;

16.3.3.3.2                                          second, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding) until there has been distributed pursuant to this Section 16.3.3.3.2 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.3.3                                          third, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.3 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3.4                                          fourth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero;

16.3.3.3.5                                          fifth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 16.3.3.3.5 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.3.5, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.4 during such period of time;

16.3.3.3.6                                          sixth, 15% to the Special Limited Partner and 85% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests, until there has been distributed pursuant to this Section 16.3.3.3.6 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the Second Distribution Threshold less the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.3.6, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.5 during such period of time; and

16.3.3.3.7                                          thereafter, 25% to the Special Limited Partner and 75% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests.

Any distribution to the Special Limited Partner pursuant to Sections 16.3.3.3.6-16.3.3.3.7 shall be made to the Special Limited Partner in its capacity as a Special Limited Partner and without regard to the number of Special Limited Partner Units held by the Special Limited Partner.

9.                                      Amendments to Article 17

Section 17.1.6 is hereby deleted in its entirety and replaced with the following:

subject to the terms of any Preferred Units then Outstanding, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.6;

(a)                                 Section 17.2.2 is hereby deleted in its entirety and replaced with the following:

subject to the terms of any Preferred Units then Outstanding, a proposed amendment shall be effective upon its approval by the Managing General Partner and, where required under this Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Equity Units.

(b)                                 Section 17.3.3 is hereby deleted in its entirety and replaced with the following:

Except as otherwise provided, and without limitation of the Managing General Partner’s authority to adopt amendments to this Agreement as contemplated in Section 17.1, the Managing General Partner may amend the Partnership Agreement without the approval of holders of Outstanding Equity Partnership Interests, except that any amendment that would have a material adverse effect on the rights or preferences of any class of Outstanding Partnership Interests in relation to other classes of Partnership Interests must be consented to or approved by the holders of at least a majority of the Outstanding Partnership Interests of the class affected.

(c)                                  Section 17.3.4 is hereby deleted in its entirety and replaced with the following:

Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 17.1, no amendments shall become effective without the approval of at least 90% of the voting power of the Outstanding Equity Units unless the Partnership obtains an Opinion of Counsel to the effect that (a) such amendment will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Managing General Partner has not made the election contemplated by Section 12.6) and (b) such amendment will not affect the limited liability of any Limited Partner or any limited partner of BIP under applicable law; however, that no such opinion shall be required in connection with an election described in Section 12.6 made by the Managing General Partner or in connection with a transfer following such election.

(d)                                 Section 17.3.5 is hereby deleted in its entirety and replaced with the following:

This Section 17.3 shall only be amended with the approval of not less than 90% of the Outstanding Equity Units.

(e)                                  Section 17.8 is hereby deleted in its entirety and replaced with the following:

A majority of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the Managing General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Limited Partners, or any class or series thereof, duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners or any class or series thereof, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the Managing General Partner).  In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the Managing General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 17.7.

(f)                                   Section 17.10 is hereby deleted in its entirety and replaced with the following:

If authorized by the Managing General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if (i) written consent to such action is solicited by or on behalf of the Managing General Partner and (ii) an approval in writing setting forth the action to be taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the applicable Limited Partners were present and voted.  Prompt notice of the taking of action by written consent or without a meeting shall be given to the Limited Partners who have not approved in writing.  The Managing General Partner may specify that any written ballot from Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing General Partner.  If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partner, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted.

(g)                                  Section 17.11.1 is hereby deleted in its entirety and replaced with the following:

Only those holders of Units of the class or series for which a meeting has been called who are Record Holders on the Record Date set pursuant to Section 17.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act.  Notwithstanding the definition of “Limited Partner,” all references in this Agreement to votes, consents or approvals of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes, consents, approvals or acts of the Record Holders of such Outstanding Units.

10.                               Amendments to Article 18

(a)                                 Section 18.3.2 is hereby deleted in its entirety and replaced with the following:

Except as provided in Section 18.3.4, the Merger Agreement and the merger, consolidation or other combination contemplated thereby shall be approved upon receiving the affirmative vote or consent of the holders of a majority of the voting power of Outstanding Equity Units unless the Merger Agreement contains any provision which, if contained in an amendment to this Agreement, the provisions of this Agreement or applicable law would require the vote or consent of a greater percentage of the Outstanding Equity Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

11.                               Schedule A to this Amendment is hereby added in its entirety as Schedule A to the Agreement.

12.                               This amendment shall be effective upon the date first written above.

13.                               This amendment shall be governed by and construed in accordance with the laws of Bermuda.

14.                               Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

15.                               This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER:
BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE A

PART I
BROOKFIELD INFRASTRUCTURE L.P. (the “Partnership”)

Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to Class A Preferred Limited Partnership Units

1.                                      Designation

The Class A Preferred Limited Partnership Units (as defined below), as a class, shall be designated as Class A Preferred Limited Partnership Units. The Class A Preferred Limited Partnership Units shall have attached thereto the following rights, privileges, restrictions and conditions.

2.                                      Definitions

All terms used but not otherwise defined in this Schedule A shall have the meanings assigned to those terms in the Third Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 12, 2015.  In addition, the following definitions shall be for the purpose of all parts of this Schedule A:

2.1                                                                               “Class A Preferred Limited Partnership Unit”  means a limited partnership interest in the Partnership having the rights, privileges, restrictions and conditions set forth in this Schedule A.

2.2                                                                               “Junior Securities” means the Redemption-Exchange Units, the Managing General Partner Units, the Special Limited Partner Units and any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks junior to the Class A Preferred Limited Partnership Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.3                                                                               “Parity Securities” means any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks equally with the Class A Preferred Limited Partnership Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.4                                                                               “Senior Securities” means, subject to Section 5.4, any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks senior to the Class A Preferred Limited Partnership Units in the payment of distributions and/or in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

3.                                      Interpretation of Terms

In the provisions herein contained attaching to the Class A Preferred Limited Partnership Units:

(a)                                 “prior to”, “on a parity with” and “junior to” have reference to the order of priority in payment of distributions and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or other distribution of the assets of the Partnership among its unitholders for the purpose of winding-up its affairs;

(b)                                 reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(c)                                  if it is necessary to convert any amount into Canadian dollars, the Managing General Partner will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(d)                                 all references herein to a holder of the Class A Preferred Limited Partnership Units shall be interpreted as referring to a registered holder of the Class A Preferred Limited Partnership Units.

4.                                      Managing General Partner’s Right to Issue in One or More Series

The Class A Preferred Limited Partnership Units may be issued at any time or from time to time in one or more series.  Before any units of a series are issued, the Managing General Partner shall, subject to Section 5.1, fix the number of units that will form such series and shall determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Limited Partnership Units of such series.

5.                                      Ranking

5.1                                                                               The Class A Preferred Limited Partnership Units of each series shall rank on parity with the Class A Preferred Limited Partnership Units of every other series with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

5.2                                                                               The Class A Preferred Limited Partnership Units as a class shall rank, with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary:

5.2.1                                             senior to the Junior Securities;

5.2.2                                             on parity with any Parity Securities; and

5.2.3                                             junior to all indebtedness of the Partnership and any Senior Securities.

5.3                                                                               The Partnership may issue Junior Securities and Parity Securities from time to time without the consent of the holders of Class A Preferred Limited Partnership Units.

5.4                                                                               The Partnership may issue Senior Securities, from time to time, only with the approval of the holders of a majority of the Outstanding Class A Preferred Limited Partnership Units, given as hereinafter specified.

6.                                      Voting Rights

The holders of the Class A Preferred Limited Partnership Units shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class or meetings of the holders of a series thereof) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

7.                                      Amendment with Approval of Holders of the Class A Preferred Limited Partnership Units

The provisions attaching to the Class A Preferred Limited Partnership Units as a class may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by of the requisite affirmative vote of the votes cast at a meeting of the holders of the Class A Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of holders of Class A Preferred Limited Partnership Units, in each case, in accordance with Section 8, hereof.

8.                                      Approval of Holders of the Class A Preferred Limited Partnership Units

8.1                                                                               Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the holders of the Class A Preferred Limited Partnership Units as a class with respect to any matters requiring the consent of the holders of the Class A Preferred Limited Partnership Units as a class may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the holders of Class A Preferred Limited Partnership Units owning not less than the percentage of the Class A Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Class A Preferred Limited Partnership Units were present and voted or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preferred

Limited Partnership Units at a meeting of the holders of Class A Preferred Limited Partnership Units as a class duly called for that purpose and at which the holders of Class A Preferred Limited Partnership Units of at least 25% of the Outstanding Class A Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the holders of Class A Preferred Limited Partnership Units of at least 25% of the then Outstanding Class A Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the holders of Class A Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the holders of Class A Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

8.2                                                                               Each Class A Preferred Limited Partnership Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Class A Preferred Limited Partnership Units or by written consent.

PART II

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Cumulative Class A Preferred Limited Partnership Units, Series 1

The first series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 5,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 1 (the “Series 1 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 1 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 1 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 1 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 1 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 1 Distributions will be payable quarterly on or before the last day of March, June, September and December of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 1 Distribution will be payable on or before June 30, 2015 and will be an amount in cash equal to C$0.3390 per Series 1 Preferred Limited

Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period, (other than June 30, 2015) the Series 1 Distribution will be equal to C$0.28125 per unit.

(b)                                 During each Subsequent Fixed Rate Period, Series 1 Distributions payable on the Series 1 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 1 Preferred Limited Partnership Units.

(d)                                 If on any Distribution Payment Date, the Series 1 Distributions accrued to such date are not paid in full on all of the Series 1 Preferred Limited Partnership Units then Outstanding, such Series 1 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies properly applicable to the payment of such Series 1 Distributions.

(e)                                  The Holders shall not be entitled to any distributions other than or in excess of the Series 1 Distributions.

(f)                                   The Record Date for the payment of Series 1 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 1 Distributions shall (except in case of redemption or reclassification in which case payment of Series 1 Distributions shall be made on surrender of the certificate representing the Series 1 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 1 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 1 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Distribution Period

Subject to the Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 1 Preferred Limited Partnership Unit (i) that is issued, redeemed, reclassified or purchased during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, Series 1 Distributions as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 1 Preferred Limited Partnership Units up to and including June 30, 2015 (the “Initial Distribution Period”), a distribution in an amount per Series 1 Preferred Limited Partnership Units equal to the amount obtained (rounded to four decimal places) where C$1.125 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 1 Preferred Limited Partnership Units up to and including June 30, 2015 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 1 Distribution payable for the Initial Distribution Period, payable as of June 30, 2015, as calculated by this method shall be C$0.3390 per Series 1 Preferred Limited Partnership Units;

(b)                                 in respect of any period other than the Initial Distribution Period that is less than a full Distribution Period, a distribution in an amount per Series 1 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 1 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 1 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 1 Preferred Limited Partnership Units prior to June 30, 2020. On June 30, 2020 and on June 30 every five years thereafter (each, a “Series 1 Reclassification Date”), the Partnership may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 1 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 1 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 1 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 1 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 1 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 1 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 1 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 1 Reclassification Date of its intention to redeem such Series 1 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 1 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 1 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 1 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 1 Preferred Limited Partnership Units so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 1 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 1 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 1 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 1 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 1 Preferred Limited Partnership Units

5.1                               Reclassification into Series 2 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 1 Preferred Limited Partnership Units will have the right, at their option, on each Series 1 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 1 Preferred Limited Partnership Units registered in the name of the Holder into Series 2 Preferred Limited Partnership Units on the basis of one (1) Series 2 Preferred Limited Partnership Unit for each Series 1 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 1 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 1 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of a Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 2 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 1 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 1 Preferred Limited Partnership Units, the Partnership

will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 1 Preferred Limited Partnership Units to reclassify such Series 1 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 1 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 2 Preferred Limited Partnership Units on a Series 1 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 1 Reclassification Date less than 1,000,000 Series 2 Preferred Limited Partnership Units after taking into account all Series 1 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 2 Preferred Limited Partnership Units has been provided and all Series 2 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 1 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 1 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 1 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 1 Reclassification Date, at the expense of the Partnership, to such Holders of Series 1 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 1 Preferred Limited Partnership Units, new certificates representing the Series 1 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 1 Reclassification Date less than 1,000,000 Series 1 Preferred Limited Partnership Units after taking into account all Series 1 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 2 Preferred Limited Partnership Units has been provided and all Series 2 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 1 Preferred

Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 1 Preferred Limited Partnership Units will automatically be reclassified into Series 2 Preferred Limited Partnership Units on the basis of one (1) Series 2 Preferred Limited Partnership Unit for each Series 1 Preferred Limited Partnership Unit on the applicable Series 1 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 1 Preferred Limited Partnership Units at least five (5) days prior to the Series 1 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 1 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 1 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 1 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 1 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 1 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 1 Preferred Limited Partnership Units during the notice period therefor, then the

Series 1 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 1 Preferred Limited Partnership Units into Series 2 Preferred Limited Partnership Units on the applicable Series 1 Reclassification Date as provided for in Section 5.2, the Series 1 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 1 Reclassification Date into Series 2 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 2 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 1 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 1 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 2 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 1 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 1 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 2 Preferred Limited Partnership Units and the number of remaining Series 1 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 1 Reclassification Date, so that the rights of the Holder of such Series 1 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 2 Preferred Limited

Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 2 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 1 Preferred Limited Partnership Unit on the record date for any Series 1 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 2 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 2 Preferred Limited Partnership Units upon the reclassification of Series 1 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 2 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 2 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 2 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 1 Preferred Limited Partnership Units

The reclassification of Series 1 Preferred Limited Partnership Units into Series 2 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 1 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 1 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

So long as any of the Series 1 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 1 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 1 Distributions up to and including the Series 1 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 1 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 1 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 1 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 1 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 1 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 1 Preferred Limited Partnership Units owning not less than the percentage of the Series 1 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 1 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 1 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 1 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 1 Preferred Limited

Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 1 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 1 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 1 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 1 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 1 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 1 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reacquired Units

Series 1 Preferred Limited Partnership Units not issued or that have been issued and redeemed, reclassified or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

13.                               No Sinking Fund

Series 1 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 1 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 1 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 1 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.56%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>“ on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 1 Preferred Limited Partnership Units means the day on or before the last day of each of March, June, September, and December in each year.

“Distribution Period” means the period from and including the Issue Date up to and including June 30, 2015 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.56% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 1 Preferred Limited Partnership Units or Series 2 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 4.50% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including June 30, 2020.

“Issue Date” means the date on which the Series 1 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on July 1, 2020 and ending on and including September 30, 2020, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 1 Distributions” has the meaning attributed to it in Section 2.1.

“Series 1 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 1 Preferred Limited Partnership Units Provisions.

“Series 1 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 1 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 2 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 2.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on July 1, 2020 and ending on and including June 30, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including June 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 1 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 1 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 1 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 1 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 1 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 1 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 1 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 1 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 1 Preferred Limited Partnership Units under these Series 1 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 2 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 2 Preferred Limited Partnership Unit may be reclassified into a Series 1 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 1 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART III

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Cumulative Class A Preferred Limited Partnership Units, Series 2

The second series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 5,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 2 (the “Series 2 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 2 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 2 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 2 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 2 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 2 Distributions payable on the Series 2 Preferred Limited Partnership Units will be in an amount per Series 2 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 2 Preferred Limited Partnership Units.

(c)                                  If on any Distribution Payment Date, the Series 2 Distributions accrued to such date are not paid in full on all of the Series 2 Preferred Limited Partnership Units then Outstanding, such Series 2 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies properly applicable to the payment of such Series 2 Distributions.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 2 Distributions.

(e)                                  The Record Date for the payment of Series 2 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 2 Distributions shall (except in case of redemption or reclassification in which case payment of Series 2 Distributions shall be made on surrender of the certificate representing the Series 2 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 2 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 2 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Quarterly Floating Rate Period

Subject to the Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 2 Preferred Limited Partnership Unit (i) that is issued, redeemed, reclassified or purchased during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, Series 2 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 2 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 2 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 2 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 2 Preferred Limited Partnership Units prior to June 30, 2020. Thereafter, the Partnership may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time, without the consent of the Holders redeem all, or from time to time any part, of the then Outstanding Series 2 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 2 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on June 30, 2025 and on June 30 every five years thereafter (each a “Series 2 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 2 Reclassification Date on or after June 30, 2020, in each case including all accrued and unpaid Series 2 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 2 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 2 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 2 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the

Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 2 Reclassification Date or such other date on which the Series 2 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 2 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 2 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 2 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 2 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 2 Preferred Limited Partnership Units so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 2 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 2 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 2 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 2 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 2 Preferred Limited Partnership Units

5.1                               Reclassification into Series 1 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 2 Preferred Limited Partnership Units will have the right, at their option, on each Series 2 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 2 Preferred Limited Partnership Units registered in the name of the Holder into Series 1 Preferred Limited Partnership Units on the basis of one (1) Series 1 Preferred Limited Partnership Unit for each Series 2 Preferred

Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 2 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 2 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 2 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 1 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 2 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 2 Preferred Limited Partnership Units to reclassify such Series 2 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 2 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 1 Preferred Limited Partnership Units on a Series 2 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 2 Reclassification Date less than 1,000,000 Series 1 Preferred Limited Partnership Units after taking into account all Series 2 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 1 Preferred Limited Partnership Units has been provided and all Series 1 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 2 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected

Holders of Series 2 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 2 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 2 Reclassification Date, at the expense of the Partnership, to such Holders of Series 2 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 2 Preferred Limited Partnership Units, new certificates representing the Series 2 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 2 Reclassification Date less than 1,000,000 Series 2 Preferred Limited Partnership Units after taking into account all Series 2 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 1 Preferred Limited Partnership Units has been provided and all Series 1 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 2 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 2 Preferred Limited Partnership Units will automatically be reclassified into Series 1 Preferred Limited Partnership Units on the basis of one (1) Series 1 Preferred Limited Partnership Unit for each Series 2 Preferred Limited Partnership Unit on the applicable Series 2 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 2 Preferred Limited Partnership Units at least five (5) days prior to the Series 2 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 2 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 2 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 2 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 2 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 2 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 2 Preferred Limited Partnership Units during the notice period therefor, then the Series 2 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 2 Preferred Limited Partnership Units into Series 1 Preferred Limited Partnership Units on the applicable Series 2 Reclassification Date as provided for in Section 5.2, the Series 2 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 2 Reclassification Date into Series 1 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 1 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 2 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 2 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 1 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 2 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 2 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 1 Preferred Limited Partnership Units and the number of remaining Series 2 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 2 Reclassification Date, so that the rights of the Holder of such Series 2 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 1 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 1 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 2 Preferred Limited Partnership Unit on the record date for any Series 2 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 1 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 1 Preferred Limited Partnership Units upon the reclassification of Series 2 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 1 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 1

Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 1 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 2 Preferred Limited Partnership Units

The reclassification of Series 2 Preferred Limited Partnership Units into Series 1 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 1 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 2 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

So long as any of the Series 2 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 2 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 2 Distributions up to and including the Series 2 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 2 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 2 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 2

Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 2 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 2 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 2 Preferred Limited Partnership Units owning not less than the percentage of the Series 2 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 2 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 2 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 2 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 2 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 2 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 2 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 2 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 2 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 2 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 2 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reacquired Units

Series 2 Preferred Limited Partnership Units not issued or that have been issued and redeemed, reclassified or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

13.                               No Sinking Fund

Series 2 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 2 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 2 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 2 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.56%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>“ on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 2 Preferred Limited Partnership Units means the day on or before the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.56% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of

Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 1 Preferred Limited Partnership Units or Series 2 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 2 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on July 1, 2020 and ending on and including September 30, 2020, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 1 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 1.

“Series 2 Distributions” has the meaning attributed to it in Section 2.1.

“Series 2 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 2 Preferred Limited Partnership Units Provisions.

“Series 2 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 2 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on July 1, 2020 and ending on and including June 30, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including June 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 2 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 2 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 2 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 2 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 2 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 2 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 2 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 2 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 2 Preferred Limited Partnership Units under these Series 2 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 2 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 2 Preferred Limited Partnership Unit may be reclassified into a Series 1 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 1 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.